Exhibit 99.2

ELDORADO GOLD PROXY 2018

Letter from the Chair of the Board and President & CEO

Dear Fellow Shareholders,

On behalf of the Board of Directors of Eldorado Gold Corporation, we are pleased to invite you to our 2018 Annual and Special Meeting of Shareholders, which will take place on June 21, 2018, at 3:00p.m. (Pacific time) in the Waddington Room at the Fairmont Hotel Vancouver, located at 900 West Georgia Street, Vancouver, BC.

On May 18, 2018, we filed the Notice of Annual and Special Meeting of Shareholders, and the Management Proxy Circular. In addition to the normal course items (election of directors and appointment of auditors), we will be asking our Shareholders to consider and approve, on a non-binding and advisory basis, our approach to executive compensation, and approve an amended stock option plan, as well as an amendment to the Company’s articles that will allow us to implement a Share Consolidation that will maintain compliance with New York Stock Exchange (“NYSE”) requirements, as disclosed in the Management Proxy Circular.

This meeting will also provide an opportunity to update you on Eldorado’s path forward. This includes our planned start up of the new Lamaque mine in Quebec in early 2019 and completion of a Feasibility Study for the Kişladağ mill. Development of the mill is subject to Board approval, with an investment decision expected in the fourth quarter of 2018. By building out Lamaque and the Kişladağ mill, and maintaining a strong base of operations, Eldorado is on track to return to annual production of 600,000 ounces by 2021, as disclosed in our news release dated March 18, 2018 (and subject to the risks, factors and assumptions referenced therein), with opportunities for further growth as we advance Skouries.

EXECUTIVE COMPENSATION AND GOVERNANCE

At our 2017 Annual Meeting of Shareholders, a majority of Shareholders voted against our non-binding and advisory resolution on our approach to 2016 executive compensation. This vote made it clear that improvements were required on how we approach executive compensation. We listened carefully to your feedback and have made changes that directly address the concerns you shared with us. We understand the frustration felt by many Shareholders regarding alignment of pay with performance, and have made meaningful changes in compensation to acknowledge the current position of the Company, and to directly link pay to performance. Some of our compensation and governance changes include:

✓  A more stringent executive compensation review; see more details in the CD&A of our Proxy Circular

✓  Stronger alignment between pay and performance

✓  A more representative peer group

✓  Increased Shareholder engagement and outreach by the Board and senior management

✓  Adoption of a Shareholder Engagement Policy

✓  Adoption of a Gender Diversity Policy

✓  Adoption of enhanced Corporate Governance Guidelines

✓  Changes in Board composition and compensation

✓  Change in Compensation Committee composition

We as a Board are committed to this process. We cannot change decisions made in the past, but we will continue to listen to your feedback and refine our approach going forward. Our commitment is to continue to improve our approach each year, and you can expect to see further improvements implemented before our next Annual Meeting of Shareholders in 2019.

The Board of Directors of the Company encourages you to consider the significant changes that we have made (and continue to make) to our compensation programs, and to vote FOR the Company’s approach to executive compensation.

“We listened carefully to your feedback and have made changes that directly address the concerns you shared with us.”

George Albino

Chair of the Board

George Burns

President & Chief Executive Officer

ELDORADO GOLD PROXY 2018

SHARE CONSOLIDATION: 5:1 REVERSE SPLIT

At the Shareholder Meeting, management will be asking for Shareholder approval to amend the Company’s articles, to allow for a share reverse split on a 5:1 basis. This is necessary to regain compliance with the NYSE’s minimum share price requirement. The NYSE stipulates that listed issuers maintain a minimum average closing share price of USD$1.00 per share, calculated over a period of 30 consecutive trading days. The Company received notice from the NYSE on April 18, 2018 that it no longer met this requirement. Each Shareholder’s percentage ownership in the Company and proportional voting power will remain unchanged after the Share Consolidation, except for minor changes and adjustments resulting from the treatment of fractional shares.

If approved by Shareholders, the Company would have approximately 158 million shares outstanding, which are expected to trade well above USD$1.00 each. We anticipate this will generate greater interest in the Company’s shares, in particular from institutional investors who may be mandated to invest only in shares above a certain price level.

The Board of Directors views our listing on the NYSE as critical to maintaining the Company’s access to the world’s largest capital market, and it strongly encourages you to vote FOR this amendment to the Company’s articles.

2017 YEAR IN REVIEW

The past year was challenging for the Company. Despite successfully acquiring and advancing the Lamaque project, the technical challenges at Kişladağ and the political headwinds in Greece overshadowed the Eldorado value proposition. This was extremely frustrating for us and for our Shareholders. We too are disappointed with our share performance over the period.

Although we faced headwinds, some of the year’s highlights included reaching commercial production at Olympias Phase II, along with continued exploration success at Lamaque (Canada), Bolcana (Romania), Efemçukuru (Turkey) and Stratoni (Greece), which resulted in the identification of new mineralization.

We also ended the year in a strong financial position, with USD$485 million in cash, cash equivalents and term deposits, and USD$250 million in undrawn lines of credit; this positions us well for the path forward, provides us with flexibility, and allows us to make the decisions needed to create value for Shareholders. Further, from a corporate governance standpoint, although we have demonstrated diversity at both the management and Board levels, we formally adopted a Diversity Policy, which is available on our website, www.eldoradogold.com.

PATH FORWARD: 2018 OUTLOOK

We have been busy in 2018 setting our course to drive shareholder value. The release of three technical studies in March (for Lamaque, the Kişladağ mill and Skouries) kicked off this process and outlines our clear path forward. The receipt in April 2018 of a positive ruling on the arbitration initiated by the Greek state in September 2017 is also a very encouraging step, and helps us in advancing our dialogue with the Greek government toward approval of all permits needed to allow Skouries to move forward.

“We now turn our sights to building on our solid foundation and growing our business in a responsible manner, in order to create long-term shareholder value.”

By advancing the Lamaque project through development and into production, and with the proposed construction of a mill at Kişladağ, combined with steady gold production from our existing operations at Efemçukuru, Olympias and the Kişladağ leach pad, as disclosed in our news release dated March 18, 2018 (and subject to the risks, factors and assumptions referenced therein), we plan to restore Eldorado’s annual gold production to over 600,000 ounces by 2021. We will continue to prioritize our project development opportunities and prudently deploy our capital in a manner that will maximize the value of our portfolio for all our stakeholders, as we move forward with our business plan.

Mining is a complex, long-term industry. Working through the operational challenges that are frequently encountered requires innovative solutions and tenacity, and we believe we have the right team in place to seize the opportunities ahead. We now turn our sights to building on our solid foundation and growing our business in a responsible manner, in order to create long-term shareholder value.

YOUR VOTE IS IMPORTANT

Your participation as a Shareholder is very important to us. The Management Proxy Circular contains important information; please familiarize yourself with some of the key changes we have made before you decide how to vote your shares. We ask that you exercise your vote in person, or by submitting your proxy or voting instruction form ahead of the proxy cut-off deadline (Tuesday, June 19, 3:00p.m. Pacific time).

We thank you for your continued support of Eldorado Gold, and look forward to seeing you at the 2018 Annual and Special Meeting of Shareholders.

Sincerely,

George Albino	George Burns
Chair of the Board	President & Chief Executive Officer

Eldorado Gold Corporation

1188 Bentall 5

550 Burrard Street

Vancouver, BC V6C 2B5 Canada

Tel: +1 604 687 4018 Fax: +1 604 687 4026 Toll-free: +1 888 353 8166	TSX: ELD NYSE: EGO eldoradogold.com